UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION 4TH QTR 2024



5G

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements regarding the intent**, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Net Revenue normalized by the temporary effect from the inefficiency of PIS/COFINS arising from a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. became effective on April 01, 2023.

(2) Operating Costs normalized by: expenses related to the price adjustment in the I-Systems sales contract (+R$10.0 million in 4Q24, non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (-R$303.4 million in 4Q23), expenses with consulting within the scope of the acquisition project of Oi Móvel and customer migration (+R$190k in 4Q23, +R$2.1 million in 3Q23, +R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23), expenses with specialized legal and administrative services (+R$1.1 million in 3Q23 and +R$1.1 million in 2Q23) and payroll expenses related to the acquisition of Oi Mobile (+R$8.4 million in 3Q23).

(3) Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (+R$10.0 million in 4Q24, -R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23).

(4) Net Financial Result normalized by the monetary adjustment on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23).

(5) Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: impact from deferred and current taxes on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$93.8 million in 4Q23), tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$3.4 million in 4Q24, -R$64k in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23).

2024 in focus

OpCF[2] growth: **+22.9%** YoY

POWERFUL
cash generation

+8.8% YoY growth

SOLID
path on postpaid revenue

0.7% (ex-M2M)

LOW LEVEL
of postpaid (ex-M2M) churn

R$ 708 Mln in contracted revenue[3]

NOTABLE
results regarding B2B

COMMITMENT
to shareholders

R$ 3.5 Bln in IoC and dividend announcement

CONSISTENCY
in delivery EBITDA growth

+8.0% YoY EBITDA[1], with margin expansion

LEADERSHIP
in 5G coverage and quality

607 cities covered;

#1 in Consistent Quality by Opensignal

ESG
to improve peoples lives

TIM + Gerando Falcões transformed Favela Marte into the first 5G favela in Brazil

(1) Normalized for the effects detailed in slide 2; (2) OpCF calculated as EBITDA-AL minus Capex.; (3) Sum of B2B contracted revenue since 1Q22.

FINANCIALS: CONSISTENT REVENUES IN 4Q TO CLOSE A SOUND PERFORMANCE IN 2024

Consistent Revenue Performance

(Normalized[1] Net Revenue in R$ Mln; %YoY)



6,275
5.7%
6,631
Products
Fixed
241
329
288
328
Mobile
5,706
6,015
4Q23
4Q24

Service Net Revenues +5.1% YoY in 4Q24

Mobile Net Revenues +5.4% YoY in 4Q24

NET REVENUE[1] +6.6%
YoY in 2024

SERVICE REVENUE[1]
Driven by Mobile Revenues
+6.4%
YoY in 2024

MOBILE SERVICE REVENUE[1]
Driven by Postpaid strong performance
+6.6%
YoY in 2024

TIM ULTRAFIBRA REVENUE
Selective approach chasing operational efficiency
+5.4%
YoY in 2024

(1) Normalized for the effects detailed in slide 2.

MOBILE: OUR 3Bs STRATEGY TO DELIVER WHAT MATTERS MOST TO CUSTOMERS (1/2)

WHAT CUSTOMERS VALUE THE MOST[1]?



NETWORK
VALUE FOR MONEY
SERVICE
OTHER

BEST NETWORK

2024: 5G coverage expansion across Brazil to migrate traffic and clients and start to impact positively client's perception

#1 IN CITIES[2] COVERED WITH 5G



Cities with 5G
209
57
87
142
112
607
2023
1Q24
2Q24
3Q24
4Q24
2024
20% above 2nd peer

68% of urban population covered

DATA TRAFFIC MIGRATING TO 5G



% of data volume in 5G network
5G
2x more data traffic vs. 4Q23
4Q23
1Q24
2Q24
3Q24
4Q24

5G is 30% of traffic in capital cities

2025: Ensure consistency in the network development while promoting the message of network quality leadership to consumers

1. Consolidate quality leadership through tech innovation and 5G densification
2. Smart approach to improve network gaps in key geographies
3. Network quality as core brand positioning attribute

(1) Based on Internal NPS Research; (2) Source: Teleco (here) at January 30th, 2025.

MOBILE: OUR 3Bs STRATEGY TO DELIVER WHAT MATTERS MOST TO CUSTOMERS (2/2)

BEST OFFER

2024: offer innovation through content portfolio expansion, while guaranteeing data monetization

POSTPAID NEW PORTFOLIO



New postpaid portfolio with focus on improving value for money

PREPAID NEW CONCEPT



TIM PRÉ XIP

Expanding clients' benefits while reinforcing prepaid digitalization

TURNING AN OFFERING GAP INTO DIFFERENTIATION

New *TIM Viagem* roaming offer, now also available to control customers


5G

TIM VIAGEM

BEST SERVICE

2024: Using technology in our favor and maintaining service quality indicators at the highest standards

DIGITALIZATION AS A SOURCE OF OPPORTUNITIES

Improving digital channels' journeys (text and voice) to promote resolution and effectiveness

Push communication to clients encouraging PIX digital payment and invoicing

A MORE COMPLETE EXPERIENCE AT MEU TIM APP



Beta testing new version of Meu TIM app in December, rolling out in 2025

AI STARTING TO ASSIST ATTENDANTS AND CLIENTS

TIM AIX

Rollout is 100% concluded, AI-based co-pilot tool to 5k call center operators

2025: Strengthen distinctiveness with digital ecosystem expansion and renewed more for more approach

1. Innovate beyond mobile core and content
2. Develop new "Next Best Action" tools to improve clients' value (personalization)
3. Prepaid turnaround with revamped go-to-market

2025: Continue customer journey evolution to reduce pain points and improve overall experience

1. Increase self-caring and self-healing scenarios to accelerate resolutions
2. Foster digital adoption ensuring a seamless experience across channels
3. Ensure a value driven customer management, based on behavior and segmentation

MOBILE: 3Bs INITIATIVES PRODUCED SOLID RESULTS IN 2024

CLIENT ATRACTION AND RETENTION

EXPADING THE BASE WITH QUALITY AND AT THE RIGHT PACE...

Postpaid (ex-M2M) client base growth
(% YoY, Dec'24)



7,3%
6,9%
6,6%
TIM
P1
P2

Fastest yearly growth

...WHILE ACTIVELY CONTROLLING CHURN LEVELS

Postpaid Ex-M2M 4Q24 churn **0.7%**

Lowest in the industry

CLIENTS MONETIZATION

ENHANCING CLIENT MONETIZATION

Mobile ARPU **R$ 31.4**
(+6.0% YoY in 2024)

Highest ARPU in the industry

INCREASING MIGRATION TO HIGHER VALUE PLANS

Control to Pure Postpaid Migration **+22.2%**
(2024; %YoY)

CLIENTS LOYALTY

Growth in customer base engagement with more than one product **+8.1%**
(%YoY, Dec'24)

CLIENT SERVICE AND EXPERIENCE

***RECLAME AQUI* AWARDS**

Elected the best company in the category for the third consecutive year

The only telco awarded

ANATEL RESOLUBILITY

Maintaining the highest resolubility Index **94%**
(in 4Q24)

1st and only awarded by Procon-SP

OPEN SIGNAL'S MOBILE NETWORK EXPERIENCE REPORT[1]

#1 in CONSISTENT QUALITY for 3 years in a row

#1 in VIDEO EXPERIENCE in all technologies

#1 in AVAILABILITY in all technologies

The MOST AWARDED: #1 in 7 categories (out of 14)

(1) Source Open Signal Report as of Jan'25, (here).

NEW GROWTH AVENUES: 2024, A YEAR TO REGAIN MOMENTUM IN THE DEVELOPMENT OF OUR DIGITAL ECOSYSTEM

5G Fund is evolving

US$ 36 Mln[1] — TIM employed to a growth and connectivity fund managed by Upload Ventures

NEW LP — Entry of the leading beef exporter, Minerva Foods in Feb'25.

3 invested companies: TOPSORT, simetrik, TRACTIAN

New step in Digital and Entertainment Services

exa

- Collaboration with EXA to deliver security and content services to TIM's customers.
- TIM as a sales channel featuring bundled offers, with compensation in fees and equity.

27% right to subscribe shares

Encouraging results in Health

Cartão de TODOS

~162k new families enrolled in 2024

~15Mln of Non-TIM clients with potential to be converted

Monetization of Mobile Ads & Data with a positive development

- Advertising proprietary inventory integration with Google and Meta

650+ campaigns

200+ advertisers

+130Mln queries for antifraud products and credit scoring in 2024

Education at solid rhythm

descomplica.

~800k enrollments in all courses



(1) Nominalnumber.

NEW GROWTH AVENUES: BUILDING A NEW MARKET IN B2B IOT, WITH A ROBUST PIPELINE OF PROSPECT CLIENTS IN ALL VERTICALS

Total Contracted Revenues



R$ 708Mln
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24

- Our B2B verticals continue to grow, **expanding our contracted revenue by more than R$ 270 million in 2024**

~20Mln Of hectares covered with 4G

>5.6k KM of roads covered

>340k Smart light spots sold

2024

Structuring sales force and internal processes

- Seen as preferred partner in key verticals
- Strongs results delivered, but more opportunities are yet to be addressed

2025

Further develop the opportunity to accelerate growth

- Aggregate solutions and evolve connectivity services
- Expand targets with intra-vertical segmentation

FINANCIALS: EFFECTIVE EXECUTION RESULTED IN NOTABLE EBITDA INCREASE AND SUSTAINED MARGIN GROWTH

EBITDA Margin Above 50% In The Quarter

(Normalized[1] EBITDA in R$ Mln; %YoY)


8.0%
11,686
12,625
2023
2024

EBITDA[1]
+6.2%
YoY in 4Q24

EBITDA Margin[1]
50.5% in 4Q24
(**+0.3 p.p.** YoY)

Normalized[1] EBITDA Margin | **48.9%** → **49.6%**
+0.7 p.p.

- Opex **in line with the LTM inflation[3]**, growing 4.8% YoY in 2024, excluding the Fistel[2] impact

EBITDA-AL Ended The Year Delivering at high-speed Pace

(Normalized[1] EBITDA-AL in R$ Mln; %YoY)


11.6%
8,748
9,764
2023
2024

EBITDA-AL[1]
+5.7%
YoY in 4Q24

EBITDA-AL Margin[1]
39.2% in 4Q24
(stable YoY)

Normalized[1] EBITDA-AL Margin | **36.6%** → **38.4%**
+1.7 p.p.

- Decommissioning fines totaled R$ 287Mln in 2024

(1) Normalized for the effects detailed in slide 2; (2) In 2Q23 we recorded a Fistel credit in the Selling and Marketing line, in the amount of R$47 million;
(3) Refers to 4.83% acumulated inflation in last 12 months ended in December 2024, Source: IBGE.

FINANCIALS: A WELL-MANAGED OPERATION IS TRANSLATING INTO THE HIGHEST NET INCOME AND SHAREHOLDER REMUNERATION OF TIM'S HISTORY

Keeping Up Net Income Growth With Solid Initiatives

(Normalized[1] Net Income in R$ Mln)



17.1%
2,699
939
91
-378
-197
7
3,160
2023
EBITDA
D&A
Net Financial Results
Taxes
Equity Investment
2024

Net Income[1] +17.1% YoY in 4Q24

Net income continues in a sound double-digit growth for the seventh quarter in a row

Highest Net Income of all time

Enhancing Shareholders Remuneration

(Announced shareholders remuneration in R$ Mln)



200
300
300
650
2,050
To be paid
3,500
1Q24
2Q24
3Q24
4Q24
2024

Shareholders Remuneration +20.3% YoY in 2024

Achieving the highest shareholder remuneration distribution of all time

10% of Dividend Yield[2] in 2024

(1) Normalized for the effects detailed in slide 2; (2) Considering the total of 3.5 Bln in shareholder remuneration announcements.

FINANCIALS: A POWERFUL CASH GENERATION REFLECTING BUSINESS CONSISTENCY

OpCF Continues To Sustain A Robust Double-digit Growth

(EBITDA-AL[1] minus Capex in R$ Mln; %YoY)



4,244
5,214
22.9%
2023
2024
Capex/ Revenues reached 17.9% in 2024
% of Net Revenue¹
17.8%
20.5%

- **EBITDA-AL[1] minus Capex grew by 4.9% YoY in 4Q24**
- **As % of Net Revenue,** EBITDA-AL[1] minus Capex was **18.5% in 4Q24**

Strong Cash Generation, Reinforcing Our Financial Stability

(Total Cash[3] in R$ Mln; %YoY)



5,036
8,075
-191
-287
-2,923
-1,054
-244
8,413
-2,720
5,693
+503Mln of new loans
-1,413Mln of loans amortization
-144Mln of interests paid
2023
Norm. EBITDA-Capex
5G Auction (EACE + License)
Decomm. Fines
Leasing Payments
New Loans + Debt Payment
Others
2024 (Before Shareholder Remun.)
Dividends/ IoC Payments
2024

Solid Net Financial Position And Healthy Leverage Level

NET DEBT/ LTM EBITDA[1]	0.83x
NET DEBT-AL/ LTM EBITDA-AL[1]	-0.19x

- Net Debt of **R$ 10.5 Bln** in 2024 (-9.7% YoY)
- R$ 3.4 Bln related to Fistel (TFF) is still on hold[2]

(1) Normalized for the effects detailed in slide 2; (2) See Note 22 of the Financial Statements; (3) Include Cash, Cash Equivalents and Securities (Short Term).

ESG: SOLIDIFYING PARTNERSHIPS AND INITIATIVES TO GENERATE A POSITIVE IMPACT

Brazil's First And Only 5G Favela

Favela Marte

Our partnership with *Gerando Falcões* has transformed Favela Marte into the first favela in Brazil to be fully connected to 5G

The initiative offers free connectivity, through FWA technology, for 6 months, with a subsequent affordable social tariff, impacting more than 700 people

TIM + GERANDO FALCÕES

+230
Families impacted with the initiative, totaling 750 people

+60TB
Of total traffic in the period[1]

5G SA
Accounts for 98% of daily traffic

Maintenance of ESG achievements

Sustainability Yearbook Member
For the fourth year in a row we were **included in the S&P Global Sustainability Yearbook**

FTSE RUSSELL An LSEG Business
TOP 100 COMPANY 2024
FTSE Diversity & Inclusion Index

1st Telco worldwide among Top 100 **FTSE Diversity & Inclusion Index**

cebds
REPORTING MATTERS

TIM's ESG Report recognized by CEBDS as **one of the best in the Brazilian market**

Maintenance in all B3 Sustainability Indexes

ISE B3
IGPTW B3
ICO2 B3
IDIVERSA B3

(1) From December 04th, 2024 to January 21st, 2025.

ANNUAL GUIDANCE ACHIEVED, ELEVATING SHAREHOLDER REMUNERATION TO A NEW STANDARD

GOALS	SHORT-TERM TARGETS (2024)	2024 RESULTS (ACHIEVED)
Revenue[1]	Service Revenue[1] Growth: **5% - 7% YoY**	+6.4% YoY ✓
EBITDA[1]	EBITDA[1] Growth: **7% - 9% YoY**	+8.0% YoY ✓
Capex	Nominal Capex: **R$ 4.4 Bln – R$ 4.6 Bln**	R$ 4.55 Bln ✓
EBITDA-AL[1,2] minus Capex	EBITDA-AL[1,2] minus CAPEX Growth: **Double-digit YoY**	+22.9% YoY ✓
Shareholders Remuneration	**~R$ 3.5 Bln**	**R$ 1.5 Bln** in IoC (already announced) **R$ 2.0 Bln** as Dividends[3] ✓

(1) Normalized for the effects detailed in slide 2; (2) EBITDA after the payment of leases; (3) Supplementary dividends will be announced in March.

NEW GUIDANCE 2025-27

EVOLVING OUR PRIORITIES TO ACHIEVE OUR GOALS

5G

MOBILE

Preferred operator

- Best Network: maintain consistent network development and promote quality leadership to consumers
- Best Offer: enhance uniqueness through digital ecosystem growth and a refreshed more-for-more strategy
- Best Service: evolve the customer journey to address pain points and enhance the overall experience

B2B

Shaping a new market

- Focus on key verticals: agribusiness, logistics, utilities and industry
- Expand TAM[1] by entering in new segments withing existing verticals and adding new sectors
- Scale up commercial activities, taking advantage of better organization and processes
- Increase share of spending adding IoT solutions, while exploring expansion to ICT (M&A driven)

EFFICIENCY

Intrinsic for the business

- Zero-based budgeting for discretionary costs
- Make vs. buy new opportunities in network and customer value management
- Tower leases continuous optimization to control inflationary pressures
- Capex deployment to secure the best network where it matters
- Increase artificial intelligence adoption to boost productivity

BROADBAND

Options are open

- Improve customer journey focused on churn and customer experience
- Focus on operation optimization and efficiency to reduce dilution effects at FCF level
- Monitor market movements, amid macro challenges and no sign of price rationality.

PEOPLE, SOCIETY AND ENVIRONMENT

We develop our business, driven by People, Society and Environment

(1) Total Addressable Market.

NEW GUIDANCE: STRATEGIC GUIDELINES FOR SUSTAINABLE GROWTH

5G

GOALS	SHORT-TERM TARGETS (2025)	MID-TERM TARGETS (UNTIL 2027)
Revenue[1]	Service Revenue[1] Growth: **~5% (YoY)**	Service Revenue[1] Growth: **~5% (CAGR 24-27)**
EBITDA[1]	EBITDA[1] Growth: **6% – 8% (YoY)**	EBITDA[1] Growth: **6% – 8% (CAGR 24-27)**
Capex	Nominal Capex[2]: **R$ 4.4Bln – R$ 4.6Bln**	Nominal Capex[2]: **R$ 4.4Bln – R$ 4.6Bln** (per year)
EBITDA-AL[1,2] minus Capex	EBITDA-AL minus CAPEX[1,2] Growth: **14% – 16% (YoY)**	EBITDA-AL minus CAPEX[1,2] Growth: **11% – 14% (CAGR 24-27)**
Shareholders Remuneration[3] (Dividends + IoC)	**R$ 3.9Bln – 4.1Bln**	∑ 25-27: **R$ 13.5Bln – R$ 14Bln**

1) Normalized figures; (2) Capex excludes 3rd license renewal and new auctions; (3) Includes IoC and dividends. This guidance is subject to the performance of the businesses and the deliberation of the Board of Director and the General Shareholder's Meeting.